DELETE AN ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 7
Bond Number J06054687	Bond Period 11-30-2023 to 12-31-2024	Effective Date of Endorsement November 30, 2024
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Endorsement Number(s) 6 in its entirety.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

_________________________________
Authorized Representative

AMEND BOND PERIOD ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 8
Bond Number J06054687	Bond Period 11-30-2023 to 12-31-2024	Effective Date of Endorsement November 30, 2023
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:
Item 1. Bond Period:    From: November 30, 2023
To:    December 31, 2024
At 12:01 A.M. local time at the Address of Assured.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.
_________________________________
Authorized Representative

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 2
Bond Number J06054687	Bond Period 11-30-2023 to 12-31-2024	Effective Date of Endorsement November 30, 2024
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:
(1)Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$2,700,000	$10,000
(2)The following Insuring Clause is added:
14. Fraudulent Transfer Instruction
Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon a Transfer Instruction that purports, and reasonably appears, to have originated from:
a.the Customer;
b.an Employee acting on instructions of such Customer; or
c.a financial institution acting on behalf of such Customer with authority to make such instructions, but which Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.
As a condition precedent to coverage under this Insuring Clause 14, the:
i.sender of the Transfer Instruction must have authenticated such Transfer Instruction with the
Customer’s authentication credentials or mechanism;
ii.Employee acting on the Transfer Instruction must obtain Verification prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and
iii.Assured shall assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.
(3)The Definition of Customer is deleted and replaced with the following:
Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction or a Transfer Instruction.

(4)The following Definitions are added:
Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.
Transfer Instruction means those instructions, other than any Voice Initiated Funds Transfer Instruction, which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:
a.transmitted to the Assured via:
i.any electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;
ii.telex, or Telefacsimile instruction; or
iii.automated telephone system; and
b.received by an Employee specifically authorized by the Assured to receive and act upon such instructions.
Verification means an Employee:
a.attempted to verify the authenticity of such Transfer Instruction by communicating with the Customer, or natural person purporting to be the Customer via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and
b.contemporaneously documented the use of the Customer’s authentication credentials or mechanism.
(5)Exclusion 2.a. is deleted and replaced with the following:
a.the acts of an Employee, except for loss covered under:
i.Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or
ii.Insuring Clause 11 or 14;
(6)The following Exclusion is added:
This Bond does not cover loss resulting directly or indirectly from any Transfer Instruction from a:
a.Customer; or
b.natural person with authorized access to the Customer’s authentication credentials or mechanism.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 3
Bond Number J06054687	Bond Period 11-30-2023 to 12-31-2024	Effective Date of Endorsement 11-30-2024
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that:
(1)In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)Schedule of Other Assureds:

World Funds Trust

ETF Opportunities Trust

Precidian Trust

AstraZeneca PLC ADRhedged

HSBC Holdings plc ADRhedged

Shell plc ADRhedged

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 4
Bond Number J06054687	Bond Period 11-30-2023 to 12-31-2024	Effective Date of Endorsement November 30, 2024
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:
(1)Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$25,000	$5,000

(2)The following Insuring Clause is added: Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the Assured being legally liable to pay compensatory damages for:
a.complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or
b.refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.
(3)The following Exclusions shall apply:
This Bond does not cover loss resulting directly or indirectly from:
a.libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;
b.sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or
c.discrimination.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 5
Bond Number J06054687	Bond Period 11-30-2023 to 12-31-2024	Effective Date of Endorsement 11-30-2024
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:
(1)Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$2,700,000	$10,000

(2)The following Insuring Clause is added: Unauthorized Signature
Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.
As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

RESOLUTION OF THE TRUSTEES OF
THE ETF OPPORTUNITIES TRUST

Approval of the Fidelity Bond Extension for the period of November 30, 2023 through December 31, 2024

WHEREAS, the Trustees of the ETF Opportunities Trust (the "Trust"), including the Independent Trustees, have reviewed the proposed amount, type, form, and coverage of the joint Fidelity Bond Extension (the “Bond”) from the Chubb Group of Insurance Companies (“Chubb”) for the Trust ;

WHEREAS, the amount of the coverage under such Bond satisfies all requirements, including the applicable coverage amounts, of Rule 17g-1 under the 1940 Act (“Rule 17g-1”) for the series of the Trust covered by the Bond;

WHEREAS, the Trustees have been provided with a recommendation as to the allocation of the Policy premium under the Bond;

WHEREAS, Rule 17g-1 further requires that a registered management investment company file a copy of the executed fidelity bond with the SEC within ten days of receipt;

WHEREAS, Rule 17g-1 requires that such fidelity bond must be in the form and amount (subject to certain specific minimums) as a majority of the board of trustees of the registered investment company, including a majority of the trustees who are not “interested persons” as that term is defined in the 1940 Act, shall approve after due consideration of all relevant factors, which factors shall include the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the investment company’s portfolio; and

WHEREAS, the officers of the Trust are authorized by the Trust to obtain the fidelity bond extension and increase the amount of the bond as is necessary to satisfy the requirements of Rule 17g-1 under the 1940 Act; now therefore be it,

RESOLVED, that the Trust’s participation on the Bond is in the best interests of the Trust;

FURTHER RESOLVED, that the premium for the Fidelity Bond Extension from Chubb in the amount of $400.00, with the limits of liability of $2,700,000 as set forth in the Bond, is approved;

FURTHER RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the series of the Trust to which any covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the series’ portfolios;

FURTHER RESOLVED, that the portion of the premium payable by each series of the Trust for coverage under the joint Bond for the period effective November 30, 2023 through December 31, 2024, is, approved, taking all relevant factors into account, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such parties, the amount of the Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to a series is less than the premium such series would have had to pay if it had provided and maintained a single insured bond;

FURTHER RESOLVED, that the premium for the Bond to be allocated to the Trust and its series is fair and reasonable and is hereby approved by the Board, including a majority of the Independent Trustees, taking all relevant factors into consideration, including but not limited to, the amount of the Bond and the amount of the premium for the Bond;

FURTHER RESOLVED, that the Treasurer of the Trust or other officer occupying a similar position is designated as the person who shall make the filings and give the notices required by Rule 17g-1;

FURTHER RESOLVED, that the actions of the officers of the Trust in obtaining the Bond be, and the same hereby are ratified;

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and its Trustees and officers, as they or any of them, may determine to be necessary, appropriate or advisable in connection with obtaining the Bond and carrying out the foregoing resolutions and the purposes and intents thereof.

As Treasurer, I hereby certify that the foregoing resolutions were adopted unanimously by the Board, including all Independent Trustees.

IN WITNESS WHEREOF, I have hereunto set my hand this 2nd of June, 2026.

/s/ Karen Shupe
Karen Shupe
Treasurer

The premium that has been paid under the Bond covers the period from November 30, 2023 to December 31, 2024, for an aggregate coverage amount of $2,700,000.